Exhibit 23.3

May 30, 2024

To:	Golden Heaven Group Holdings Ltd.

Fourth Floor, Harbour Place,

103 South Church Street, P.O. Box 10240,

Grand Cayman KY1-1002, Cayman Islands.

Dear Sir/Madam,

We hereby consent to the references to our firm’s name under the headings “PROSPECTUS SUMMARY”, “LEGAL MATTERS” and “ENFORCEABLITY OF CIVIL LIABILITIES” in Golden Heaven Group Holdings Ltd.’s Form F-3, which will be filed with the Securities and Exchange Commission (the “SEC”) on or about the date hereof. We also consent to the filing of this consent letter with the SEC as an exhibit to the Form F-3.

In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or under the Securities Exchange Act of 1934, in each case, as amended, or the regulations promulgated thereunder.

Yours sincerely,

/s/ AllBright Law Offices (Fuzhou)
AllBright Law Offices (Fuzhou)